EXHIBIT 99.1

Press Release Dated January 25, 2012, Suncor Energy to Release Fourth Quarter 2011 Financial Results

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release fourth quarter 2011 financial results

Calgary, Alberta (Jan. 25, 2012) — Suncor Energy Inc. will release its fourth quarter financial results on Tuesday, Jan. 31, 2012 at 8 p.m. MT (10 p.m. ET).

Following the release, a teleconference to review the fourth quarter will be held on Wednesday, Feb. 1 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Rick George, chief executive officer, Steve Williams, president and chief operating officer and Bart Demosky, chief financial officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president Investor Relations, will host the call.

To participate in the teleconference:

•                  if calling from North America: 1-866-226-1793

•                  if calling from outside North America: +1-416-340-2216

To participate in the conference via webcast, go to www.suncor.com/webcasts.

An archive of the conference call will be available until Feb. 8, 2012.

To access the archive:

•                  from North America: 1-800-408-3053 (pass code: 2802035)

•                  from outside North America: +1-905-694-9451 (pass code: 2802035)

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
invest@suncor.com	media@suncor.com

Suncor Energy Inc.
150 6 Avenue S.W., Calgary, Alberta T2P 3E3
Website: www.suncor.com